EXHIBIT 11
CSB BANCORP, INC.
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Basic Earnings Per Share
Net income	$858,323	$890,564	$2,460,316	$2,770,086

Weighted average common shares	2,734,799	2,422,014	2,734,799	2,433,094

Basic Earnings Per Share	$0.31	$0.37	$0.90	$1.14

Diluted Earnings Per Share
Net income	$858,323	$890,564	$2,460,316	$2,770,086

Weighted average common shares	2,734,799	2,422,014	2,734,799	2,433,094
Weighted average effect of assumed stock options	0	0	0	0

Total	2,734,799	2,422,014	2,734,799	2,433,094

Diluted Earnings Per Share	$0.31	$0.37	$0.90	$1.14

Options to purchase 40,695 shares of common stock at a price above current market were outstanding at September 30, 2009, but were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. There were no anti-dilutive effects for the nine months ended September 30, 2008.